UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Golden Heaven Group Holdings Ltd.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G3959D109

(CUSIP Number)

Cuizhang Gong

2508, Building 2, Zone B, Fuli Center

No.67 Shangpu Road, Ninghua Street

Fuzhou City, Fujian Province, China 350002

+86 19559918145

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G3959D109

1	Name of reporting persons Cuizhang Gong
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,000,000*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,000,000*

11	Aggregate amount beneficially owned by each reporting person 10,000,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 19.3%**
14	Type of reporting person IN

*	Represents 10,000,000 Class A ordinary shares issuable to Cuizhang Gong upon the conversion of 10,000,000 Class B ordinary shares, that are indirectly held by Cuizhang Gong through YITONG ASIA INVESTMENT PTE. LTD. as of the date hereof. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis.
**	Percentage of class is calculated based on 41,750,000 Class A ordinary shares outstanding as of the date hereof. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 41,750,000 outstanding Class A ordinary shares plus the 10,000,000 Class A ordinary shares issuable to Cuizhang Gong upon the conversion of the Class B ordinary shares described above.

 CUSIP No. G3959D109

1	Name of reporting persons YITONG ASIA INVESTMENT PTE. LTD.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,000,000*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,000,000*

11	Aggregate amount beneficially owned by each reporting person 10,000,000*
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 19.3%**
14	Type of reporting person OO

*	Represents 10,000,000 Class A ordinary shares issuable to YITONG ASIA INVESTMENT PTE. LTD. upon the conversion of 10,000,000 Class B ordinary shares, that are held by YITONG ASIA INVESTMENT PTE. LTD. as of the date hereof. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis.
**	Percentage of class is calculated based on 41,750,000 Class A ordinary shares outstanding as of the date hereof. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 41,750,000 outstanding Class A ordinary shares plus the 10,000,000 Class A ordinary shares issuable to YITONG ASIA INVESTMENT PTE. LTD. upon the conversion of the Class B ordinary shares described above.

Item 1. Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to Class A ordinary shares of Golden Heaven Group Holdings Ltd.

Issuer:	Golden Heaven Group Holdings Ltd. (the “Issuer”)
No. 8 Banhouhaichuan Rd Xiqin Town, Yanping District Nanping City, Fujian Province, China 353001

Item 2. Identity and Background.

(a)	This Schedule 13D is being jointly filed by YITONG ASIA INVESTMENT PTE. LTD., an exempt private company limited by shares incorporated in Singapore, and Cuizhang Gong, an individual (together, the “Reporting Persons”), pursuant to a joint filing agreement, dated April 19, 2024 (the “Joint Filing Agreement”), which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

(b)

The principal business address of YITONG ASIA INVESTMENT PTE. LTD. is 413 YISHUN RING ROAD #03-1889, SINGAPORE (760413).

The principal address of Cuizhang Gong is 2508, Building 2, Zone B, Fuli Center, No.67 Shangpu Road, Ninghua Street, Fuzhou City, Fujian Province, China 350002.

(c)

YITONG ASIA INVESTMENT PTE. LTD.’s principal business is an investment holding company.

Cuizhang Gong’s principal occupation or employment is director at YITONG ASIA INVESTMENT PTE. LTD., which is principally engaged in the stock investment business and is located at 413 YISHUN RING ROAD #03-1889, SINGAPORE (760413).

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

(f)	Cuizhang Gong is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration.

On April 12, 2024, YITONG ASIA INVESTMENT PTE. LTD., which is 100% owned by Cuizhang Gong, entered into a share purchase agreement, pursuant to which YITONG ASIA INVESTMENT PTE. LTD. purchased 10,000,000 Class B ordinary shares of the Issuer (the “Shares”) from JINZHENG INVESTMENT CO PTE. LTD., a Singapore company which is 100% owned by Qiong Jin, in a private transaction, at a purchase price of $0.30 per share (the “Agreement”). The price for the Shares is to be paid in at least two payments, with the first payment of $300,000 due on April 19, 2024, and the remaining payment of $2,700,000 due within one hundred and eighty (180) days of the date of the Agreement. The Shares were transferred to YITONG ASIA INVESTMENT PTE. LTD. on April 17, 2024. The source of funding for the purchase of the Shares is the personal funds of Cuizhang Gong. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement attached hereto as Exhibit 99.2.

Item 4. Purpose of Transaction.

The purpose of the aforementioned acquisitions is for investment. The Reporting Persons will evaluate their investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease their security holdings in the Issuer or may change their investment strategy with regards to the Issuer.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer’s Class A ordinary shares or Class B ordinary shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

(c)	To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Class A ordinary shares or Class B ordinary shares of the Issuer during the past 60 days.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Class B ordinary shares held by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 6.

Other than the relationships described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D

CUSIP No. G3959D109

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated April 19, 2024
99.2	Share Purchase Agreement dated April 12, 2024 between JINZHENG INVESTMENT CO PTE. LTD. and YITONG ASIA INVESTMENT PTE. LTD.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2024

By:	/s/ Cuizhang Gong
Name:	Cuizhang Gong

YITONG ASIA INVESTMENT PTE. LTD.

By:	/s/ Cuizhang Gong
Name:	Cuizhang Gong, DIRECTOR and SOLE SHAREHOLDER